UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)
Strategic Hotels & Resorts, Inc.

(Name of Issuer)
Ordinary Shares

(Title of Class of Securities)
86272T106

(CUSIP Number)
June 9, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No. 86272T106	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS ING Groep N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	The Netherlands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,930,560

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		7,526,390

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,526,390 [1] [2]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 30,500 Custodian shares

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	10.14%

12	TYPE OF REPORTING PERSON

	HC
1 7,515,840 of these shares are held by indirect subsidiaries of ING Groep N.V. in their role as a discretionary manager of client portfolios.
2 10,550 of these shares are held by indirect subsidiaries of ING Groep N.V. in their role as trustee.

CUSIP No. 86272T106	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS ING Clarion Real Estate Securities, L.P. [3]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

201 King of Prussia Road, Suite 600, Radnor, PA 19087

	5	SOLE VOTING POWER

NUMBER OF		2,667,498[4]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,600[4]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,134,828[4]

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,134,828[4]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.24%

12	TYPE OF REPORTING PERSON

IA
3 ING Clarion Real Estate Securities, L.P. is a wholly owned indirect subsidiary of ING Groep N.V.
4 These numbers are corrections to those previously reported by ING Clarion Real Estate Securities, L.P. on its Schedule 13G/A, which was filed jointly with ING Groep N.V. on July 16, 2008.

CUSIP No. 86272T106	13G	Page 4 of 9 Pages
Item 1(a). Name of Issuer:
Strategic Hotels & Resorts, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
77 West Wacker Drive
Suite 4600
Chicago, IL 60601
Item 2(a). Name of Person Filing:
ING Groep N.V.
ING Clarion Real Estate Securities, L.P.
Item 2(b). Address of Principal Business Office or, if None, Residence:
ING Groep N.V.:
Amstelveenseweg 500
1081 KL Amsterdam
P.O. Box 810
1000 AV Amsterdam
The Netherlands
ING Clarion Real Estate Securities, L.P.
201 King of Prussia Road
Suite 600
Radnor, PA 19087
Item 2(c). Citizenship:
See item 4 on Page 2
See item 4 on Page 3
Item 2(d). Title of Class of Securities:
Ordinary Shares
Item 2(e). CUSIP Number:
86272T106
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: (Not Applicable)
(a)	☐ Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

CUSIP No. 86272T106	13G	Page 5 of 9 Pages
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(e)	☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) under the Exchange Act;

(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) under the Exchange Act;

(g)	☐ Parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G) under the Exchange Act;

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ Group in accordance with Rule 13d-1(b)(1)(ii)(J) under the Exchange Act.
Item 4. Ownership.
     (a) Amount beneficially owned:
See item 9 on Page 2
See item 9 on Page 3
     (b) Percent of class:
See item 11 on Page 2
See item 11 on Page 3
     (c) Number of shares as to which such person has:
          (i) Sole power to vote or to direct the vote:
See item 5 on Page 2
See item 5 on Page 3
          (ii) Shared power to vote or to direct the vote:
See item 6 on Page 2
See item 6 on Page 3

CUSIP No. 86272T106	13G	Page 6 of 9 Pages
          (iii) Sole power to dispose or to direct the disposition of:
See item 7 on Page 2
See item 7 on Page 3
          (iv) Shared power to dispose or to direct the disposition of:
See item 8 on Page 2
See item 8 on Page 3
Item 5. Ownership of Five Percent or Less of a Class.
Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable
Item 8. Identification and Classification of Members of the Group.
Not Applicable
Item 9. Notice of Dissolution of Group.
Not Applicable
Item 10. Certification.
By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 86272T106	13G	Page 7 of 9 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 30, 2008 (Date)

ING GROEP N.V.

By:

/s/ Eric E. Ribbers

(Signature)

Eric E. Ribbers
Senior Compliance Officer (Name/Title)

/s/ R.M. Fischmannn

(Signature)

R.M. Fischmann
Head of Compliance, Regulator & Industry Body (Name/Title)

CUSIP No. 86272T106	13G	Page 8 of 9 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 30, 2008

(Date)

ING CLARION REAL ESTATE SECURITIES, L.P.

By:

/s/ William Zitelli

(Signature)

William Zitelli
Chief Compliance Officer

(Name/Title)

CUSIP No. 86272T106	13G	Page 9 of 9 Pages
Exhibit A to Schedule 13G

Joint Filing Agreement
Pursuant to Rule 13d-1(k)
     The undersigned persons (the “Reporting Persons”) hereby agree that a joint statement on this Schedule 13G, and any amendments thereto, be filed on their behalf by ING Groep N.V.
     Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning each of them contained therein, but none of the Reporting Persons is responsible for the completeness or accuracy of the information concerning any other Reporting Person.
Date: July 30, 2008

ING GROEP N.V.
By:	/s/ Eric E. Ribbers
	Name:	Eric E. Ribbers
	Title:	Senior Compliance Officer

By:	/s/ R.M. Fischmann
	Name:	R.M. Fischmann
	Title:	Head of Compliance, Regulator & Industry Body

ING CLARION REAL ESTATE SECURITIES, L.P.
By:	/s/ William Zitelli
	Name:	William Zitelli
	Title:	Chief Compliance Officer